Filed Pursuant to Rule 433

Registration No. 333-202354

BANK OF AMERICA CORPORATION

MEDIUM-TERM NOTES, SERIES L

$600,000,000

1.950% SENIOR NOTES, DUE MAY 2018

FINAL TERM SHEET

Dated May 7, 2015

Issuer:	Bank of America Corporation

Ratings of this Series:	Baa2 (Moody’s) / A- (S&P) / A (Fitch)

Title of the Series:	1.950% Senior Notes, due May 2018

Aggregate Principal Amount Initially Being Issued:	$600,000,000

Issue Price:	99.994%

Trade Date:	May 7, 2015

Settlement Date:	May 12, 2015 (T+3)

Maturity Date:	May 12, 2018

Ranking:	Senior

Minimum Denominations:	$2,000 and multiples of $1,000 in excess of $2,000

Day Count Fraction:	30/360

Interest Rate:	1.950% per annum

Interest Payment Dates:	May 12 and November 12 of each year, beginning November 12, 2015, subject to following business day convention (unadjusted).

Interest Periods:	Semi-annual

Treasury Benchmark:	3 year U.S. Treasury, due April 15, 2018

Treasury Yield:	1.002%

Treasury Benchmark Price:	99-08 3/4

Spread to Treasury Benchmark:	+95 bps

Reoffer Yield:	1.952%

Optional Redemption:	None

Listing:	None

Use of Proceeds:

In 2012, we announced a new 10-year $50 billion environmental business initiative to help address climate change, reduce demands on natural resources and advance lower-carbon economic solutions. As part of this initiative, we are focusing on energy efficiency, renewable energy and energy infrastructure, advanced transportation, waste and water, through lending, investing and facilitating capital, providing advice and developing solutions for clients around the world.

The net proceeds of the sale of the notes will be used to fund renewable energy and energy efficiency projects (“Eligible Green Projects”), in whole or in part, as defined by our internal investment criteria. Renewable energy projects include financing of, or investments in, equipment and systems which facilitate the use of energy from renewable sources, such as solar, wind, and geothermal energy. Energy efficiency projects help reduce energy consumption per unit of output and include projects such as lighting retrofits, district heating, co-generation, and building insulation, in residential, commercial and public properties. These Eligible Green Projects are for illustrative purposes only and no assurance can be provided that the proceeds of the notes will be allocated to fund projects with these specific characteristics during the term of the notes.

An amount equal to the net proceeds of the notes will be allocated by us to the financing of existing and future Eligible Green Projects. So long as the notes are outstanding, our internal records will show, at any time, the net proceeds from the issuance of the notes as allocated to the assets that meet our internal investment criteria of Eligible Green Projects. Pending the allocation of the net proceeds of the notes to finance Eligible Green Projects, the net proceeds will be invested in overnight or other short-term financial instruments.

Payment of principal of and interest on the notes will be made from our general funds and will not be directly linked to the performance of any Eligible Green Projects.

During the term of the notes, we will provide investors with annual updates on a designated website regarding (i) the allocation of the net proceeds of the notes to Eligible Green Projects, detailing the Eligible Green Projects funded, current funded amounts, initial funding dates and contractual maturity dates, and (ii) assertions by management that the net proceeds of the notes are invested either in qualifying Eligible Green Projects or in overnight or other short-term financial instruments. The updates and assertions will be accompanied by a report from an independent accountant in respect of the independent accountant’s examination of management’s assertion conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants.

Lead Manager and Sole Book-Runner:	Merrill Lynch, Pierce, Fenner & Smith Incorporated

Senior Co-Manager:	Credit Agricole Securities (USA) Inc.
Junior Co-Managers:	Lebenthal & Co., LLC MFR Securities, Inc.

CUSIP:	06051GFR5

ISIN:	US06051GFR56

Bank of America Corporation (the “Issuer”) has filed a registration statement (including a pricing supplement, a prospectus addendum, a prospectus supplement, and a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read those documents and the other documents that the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the lead manager will arrange to send you the pricing supplement, the prospectus addendum, the prospectus supplement, and the prospectus if you request them by contacting Merrill Lynch, Pierce, Fenner & Smith Incorporated, toll free at 1-800-294-1322. You may also request copies by e-mail from fixedincomeir@bankofamerica.com or dg.prospectus_requests@baml.com.

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